June 25, 2025

Daniel Otto
Chief Financial Officer
22nd Century Group, Inc.
321 Farmington Rd
Mocksville, NC 27028

       Re: 22nd Century Group, Inc.
           Registration Statement on Form S-3
           Filed on June 20, 2025
           File No. 333-288216
Dear Daniel Otto:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing